Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2003

Thirteenth Consecutive Quarter of Profitability; Profit Before Tax up 79% over Q4 2002;
Launch of New AudentifyTM Contact Center Technology

Autonomy’s first quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Friday, April 25, 2003 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST

SAN FRANCISCO, California and CAMBRIDGE, England – April 25, 2003 – Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the first quarter ended March 31, 2003.

Financial Highlights

	Three Months Ended
	(unaudited)
Results in US$	March 31, 2003	Dec. 31, 2002	March 31, 2002
($000’s except per share)
Revenues	$11,955	$13,168	$14,076
Gross profit	11,518	12,991	13,900
Gross profit margin	96%	99%	99%
Profit before tax	$1,958	$1,094	$4,275
Net profit	$1,329	$887	$3,368
EPS
• basic	$0.01	$0.01	$0.03
• diluted	$0.01	$0.01	$0.03

First Quarter 2003 Corporate Highlights

•                  Revenues and profits in line with consensus

•                  Thirteenth consecutive quarter of profitability

•                  Profit before tax up 79% over Q4 2002

•                  OEM program performed well, with five contracts including agreements with Vignette and Novell

•                  OEM ongoing royalties up 100% over Q4 2002

•                  Launch of AudentifyTM contact center technology

•                  Gross margins remain high at 96%

•                  Blue chip first quarter wins include Agfa, Gillette, The St Paul Companies, ITN, Aera Energy, Singapore Police, Swedish Defence, Vodafone, Nestle, Lafarge, JD Edwards, Halliburton, Citigroup, Nordea, U.K. Ministry of Defence and various U.S. Federal government agencies such as the National Park Service

•                  R&D continues to increase, up 20% over 2002

Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, “We are pleased to announce that our first quarter 2003 results are in-line with market expectations.  In common with other software companies, Autonomy experienced the negative effects of the general uncertainty arising from the war in Iraq.  However, I am pleased to announce that during this period sales have remained stable, and that Q1 2003 was our thirteenth consecutive quarter of profitability, a rare feat in the IT industry.  During Q1 2003 net profits increased 50% over Q4 2002 and profits before tax by 79%.  In the first quarter our award-winning technology was selected by new and existing blue chip customers in a wide variety of industries throughout the world including Agfa, Gillette, The St Paul Companies, ITN, Aera Energy, Singapore Police, Swedish Defence, Vodafone, Nestle, Lafarge, JD Edwards, Halliburton, Citigroup, Nordea, U.K. Ministry of Defence and various U.S. Federal government agencies such as the National Park Service.  Our OEM business performed particularly well, including agreements with iManage, Vignette and Novell.  Our average contract size remained stable at $340,000 as companies continue to recognize the business benefits of our automated infrastructure.”

Dr. Lynch continued, “During 2002 and into the first quarter of 2003, Autonomy has continued to invest in R&D.  We are pleased to announce today AudentifyTM, our newest product based on Autonomy’s core IDOLTM platform, which extends the benefits of Autonomy to all aspects of contact center operations.  Audentify delivers a total solution for the contact center environment, from 100% call recording, storage and call analytics, through to a real-time agent assistant and e-learning solution to close the loop.  Audentify’s unique solution reduces training overhead and helps bring agents up to speed more quickly.  First time call resolution is improved and average call handling times are decreased, driving employee and customer satisfaction.  Audentify drives ROI through improved operational efficiency and by helping identify customers’ requirements.  Audentify will be available for sale through our existing channels, as well as to our OEMs.  The launch of Audentify is further evidence that Autonomy is well positioned to exploit the opportunities presented by the markets.”

First Quarter 2003 Financial Highlights

Revenues for the first quarter totalled $12.0 million, down 9% from $13.2 million for the fourth quarter of 2002, and down 15% from $14.1 million for the first quarter of 2002.  U.S./Asia Pac revenues of $6.5 million were 55% of total revenues and U.K./European revenues totalling $5.5 million were 45% of total revenues in the first quarter of 2003.

Gross profits for the quarter were $11.5 million, down 11% from $13.0 million in the fourth quarter of 2002, and down 17% from $13.9 million in the first quarter of 2002.  First quarter gross margins were 96%, compared to 99% in each of the fourth quarter of 2002 and the first quarter of 2002.

Net profit for the first quarter of 2003 was $1.3 million, or $0.01 per diluted share, compared to net profit of $0.9 million, or $0.01 per diluted share, for the fourth quarter of 2002 and compared to net profit of $3.4 million, or $0.03 per diluted share, for the first quarter of 2002.

Cash balances were $155.8 million at March 31, 2003, before giving effect to the cumulative effect of Autonomy’s share repurchase program.  The actual cash balance at March 31, 2003, was $124.3 million.  During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 7,660,765 shares at an average price of £1.44 per share, and purchasing 180,465 shares held within its Employee Benefit Trust at an average price of £1.66 per share.  In total, Autonomy has purchased for cancellation 12,641,051 shares at an average price of £1.47 per share.

Accounts receivable days sales outstanding were 134 days for the first quarter of 2003, compared to 100 days for the fourth quarter of 2002.  Receivables for the first quarter were $17.8 million compared to $14.7 million for the fourth quarter of 2002 and $13.9 million for the first quarter of 2002.  Deferred revenues were $9.2 million gross ($4.8 million net) at March 31, 2003, compared with $8.7 million gross ($5.0 million net) at December 31, 2002, and compared with $9.7 million gross ($3.5 million net) at March 31, 2002.

Product Sales

Autonomy’s infrastructure technology has been adopted by enterprises to process information across all internal and external data sources.  During the quarter, major new customer wins included:  Agfa, Gillette, Citigroup, The St Paul Companies, ITN, Aera Energy, Ball State, Clarion Health, Singapore Police and Isabel.  Repeat business from existing customers accounted for approximately 30% of revenue for the quarter, and included customers such as Vodafone, Nestle, Lexmark, Lafarge, JD Edwards, AMR, Halliburton, Nordea, British Tourist Authority, Swedish Defence and U.K. Ministry of Defence, as well as various U.S. Federal government agencies, such as the National Park Service, which accounted for approximately 15% of revenue for the quarter.

Strategic Partnerships and OEMs

Autonomy’s OEM Program continued on track during the first quarter, with five contracts, including agreements with Vignette, Saperion and Novell.  OEM-derived revenues for the first quarter of 2003 of $2.2 million accounted for approximately 20% of revenues, compared to $2.2 million for the fourth quarter of 2002.

Q1 Corporate Developments

During the first quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology.

During the first quarter Autonomy was singled out by the Butler Group for its innovative technology that reduces the cost of information processing, enhances business operations and increases collaboration, noting that “Autonomy is well on the way to becoming the de facto content processing engine.”  Forrester Research recognized Autonomy as one of the market leaders, credited for its successful marketing strategy, market share, relationships with technology providers and its sophisticated security, in its TechStrategy™ Report, “Grading Search Platform Hopefuls.”  Giga Information Group recognized Autonomy as the leading pattern-recognition technology in the market and a crucial component of future adaptive workplace solutions in its report, “Planning Assumption, Adaptive Workplaces: Preparing for the Future of Work.”

During the first quarter, Autonomy was included in KMWorld magazine’s annual “100 Companies that Matter in Knowledge Management” issue for the third year in a row, and was selected by Business 2.0 magazine for its third annual “Essential Business Software Tool Kit” issue.

About Autonomy Corporation plc

Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy’s technology powers applications dependent upon unstructured information including customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications.  Autonomy’s customer base includes more than 600 global organizations including AstraZeneca, BAE Systems, Ford, Ericsson, Hutchison 3G, the BBC, RoyalSunAlliance, Sun Microsystems and public sector agencies including the US Department of Defense, NASA and the US Department of Energy, as well as the UK Government’s Department of Trade and Industry and numerous agencies responsible for homeland security related functions.  Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Vignette, EDS and Sybase.  The company has offices worldwide and is on the Web at www.autonomy.com.

Caution Concerning Forward-Looking Statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks.  These factors and other factors which could cause actual results to differ materially are also discussed in the company’s filings with the United States Securities and Exchange Commission, including Autonomy’s latest Annual Report on Form 20-F.

Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts:	Analyst and Investor Contacts:
Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0) 1223 448 000	Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0) 1223 448 000

Edward Bridges Financial Dynamics +44 (0) 20 7831 3113	Edward Bridges Financial Dynamics +44 (0) 20 7831 3113

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended
	(unaudited)
	March 31, 2003	Dec. 31, 2002	March 31, 2002
Revenues	$11,955	$13,168	$14,076
Cost of revenues	(437)	(177)	(176)
Gross profit	11,518	12,991	13,900
Operating expenses:
Research and development	(2,429)	(2,577)	(2,020)
Sales and marketing	(6,505)	(7,262)	(7,410)
General and administrative	(1,901)	(1,925)	(1,381)
Provision for doubtful accounts	(551)	(616)	(345)
Total operating expenses	(11,386)	(12,380)	(11,156)
Profit from operations	132	611	2,744
Interest income, net	1,142	1,293	1,306
Gain on foreign exchange	684	338	225
Impairment of equity investments	—	(1,148)	—
Profit before income taxes and share of loss of associated company and minority interest	1,958	1,094	4,275
Provision (benefit) for income taxes	(605)	174	(831)
Share of loss of associated company and minority interest	(24)	(381)	(76)
Net profit	$1,329	$887	$3,368
Basic earnings per share	$0.01	$0.01	$0.03
Diluted earnings per share	$0.01	$0.01	$0.03
Weighted average ordinary shares outstanding	118,526	124,756	127,526
Weighted average ordinary shares outstanding, assuming dilution	118,974	125,597	128,416

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	(unaudited)
	March 31, 2003	Dec. 31, 2002	March 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$124,253	$147,472	$145,377
Accounts receivable, net of allowances for doubtful accounts of $3,595, $3,218 and $2,274 as of March. 31, 2003, Dec. 31, 2002 and March 31, 2002, respectively	17,794	14,698	13,876
Prepaid expenses and other current assets	5,034	6,148	3,653
Deferred tax asset	629	626	309
Total current assets	147,710	168,944	163,215
Property and equipment	4,788	4,780	4,065
Less accumulated depreciation	(2,846)	(2,698)	(1,912)
Property and equipment, net	1,942	2,082	2,153
Intangible assets, net	769	836	767
Goodwill, net	4,759	4,849	4,323
Equity and other investments, net	1,375	1,398	2,996
Deferred tax asset	439	386	—
TOTAL ASSETS	$156,994	$178,495	$173,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,299	$2,933	$3,556
Taxes payable, including corporation tax	—	—	2,014
Accrued expenses	4,729	5,955	7,214
Deferred revenue	4,774	5,039	3,497
Total current liabilities	11,802	13,927	16,281
Shareholders’ equity:
Ordinary shares(1)	596	637	662
Additional paid-in capital	129,881	147,657	159,397
Treasury stock, at cost	(1,775)	(1,290)	—
Retained earnings	10,651	9,322	6,563
Other accumulated comprehensive income (loss)	5,839	8,242	(9,449)
Total shareholders’ equity	145,192	164,568	157,173
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$156,994	$178,495	$173,454

(1)                                  At March 31, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 114,948,330 issued and outstanding; as of December 31, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 122,609,095 issued and outstanding; as of March 31, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,526,219 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	(unaudited)
	March 31, 2003	Dec. 31, 2002	March 31, 2002
Cash flows from operating activities:
Net profit	$1,329	$887	$3,368
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	271	284	233
Share of loss of associated company and minority interest	24	381	76
Impairment of equity investments	—	1,148	—
Equity investments received for non-cash consideration	—	(150)	(825)
Provision for doubtful accounts	551	616	345
Deferred tax	73	(521)	352
Foreign currency movements	(684)	(338)	(225)
Changes in operating assets and liabilities:
Accounts receivable	(3,804)	1,893	(210)
Prepaid expenses and other current assets	636	(343)	(550)
Deferred revenues	(220)	1,814	357
Accounts payable	(593)	1,014	1,500
Accrued expenses	(767)	(609)	(868)
Net cash (used in) provided by operating activities	(3,184)	6,076	3,553

Cash flows from investment activities:
Purchase of equipment	(71)	(61)	(151)
Purchase of intangibles	(36)	(157)	(658)
Purchase of investments	—	—	—
Net cash used in investing activities	(107)	(218)	(809)

Cash flows from financing activities:
Purchase of company shares	(18,449)	(10,565)	—
Proceeds from issuance of shares, net of issuance costs	—	27	909
Net cash (used in) provided by financing activities	(18,449)	(10,538)	909
Effect of foreign exchange on cash and cash equivalents	(1,479)	4,097	(1,880)
Net (decrease) increase in cash and cash equivalents	(23,219)	(583)	1,773
Beginning cash and cash equivalents	147,472	148,055	143,604
Ending cash and cash equivalents	$124,253	$147,472	$145,377

Supplemental disclosure of cash flow information:
Income taxes paid	$(159)	$(9)	$(2,885)

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1.                                      Basis of presentation

The accompanying consolidated financial statements of Autonomy Corporation plc (“Autonomy” or “the Company”) have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company’s financial statements for the year ended December 31, 2002, included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP.  The quarterly information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company’s financial position for and as at the periods presented.  The results of operations for the three months ended March 31, 2003, are not necessarily indicative of the operating results for future operating periods.  The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2002, and the risk factors as set forth in the Form 20-F.

2.                                      Geographical information

	Three months ended
	(Unaudited)
Revenue by country ($000’s):	March 31, 2003	Dec. 30, 2002	March 31, 2002
US	$6,443	$5,267	$6,234
UK/Europe	5,415	7,506	7,736
Rest of World	97	395	106
Total	$11,955	$13,168	$14,076